As filed with the Securities and Exchange Commission on September 26, 2008

File No. 333-104424

File No. 811-21330

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 9

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 11

COUNTRY Investors Variable Annuity Account

(Exact Name of Registrant)

COUNTRY Investors Life Assurance Company

(Name of Depositor)

1701 N. Towanda Avenue

Bloomington, Illinois, 61702-2000

1-309-821-3000

(Address and Telephone Number of Principal Executive Office)

James M. Jacobs

Office of the General Counsel

1701 N. Towanda Avenue

Bloomington, Illinois 61702-2000

(Name and Address of Agent for Service of Process)

Copy to:

Stephen E. Roth, Esquire

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004-2415

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box):

☐	immediately upon filing pursuant to paragraph (b) of Rule 485;

☒	on September 27, 2008 pursuant to paragraph (b) or Rule 485;

☐	60 days after filing pursuant to paragraph (a) of Rule 485;

☐	on (date), 2008 pursuant to paragraph (a) of Rule 485

Securities being offered: Flexible Premium Deferred Variable Annuity Contracts

The Contract may not be available in all jurisdictions.

This Prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made.

FEE TABLES

The following tables describe the fees and expenses that are payable when buying, owning or surrendering the Contract. The first table describes the fees and expenses that are payable at the time you buy the Contract, surrender the Contract or transfer Accumulated Value among the Subaccounts and the Declared Interest Option.

Owner Transaction Expenses(1)	Guaranteed Maximum Charge	Current Charge
Surrender Charge (as a percentage of amount withdrawn or surrendered)(2)	7%	7%
Transfer Processing Fee(3)	$25	$10
Illustrative Report Fee(4)	$25 per report	$ 0 per report

(1)  Some states may impose a premium tax that can range up to 3.5% of a premium payment.

(2)  The surrender charge is only assessed during the first seven Contract Years. The surrender charge declines each year after the third Contract Year to 0% in the eighth Contract Year. In each Contract Year after the first Contract Year, you may withdraw a maximum of 10% of the Accumulated Value as of the most recent Contract Anniversary without incurring a surrender charge. This amount is not cumulative from Contract Year to Contract Year. (See “CHARGES AND DEDUCTIONS—Surrender Charge (Contingent Deferred Sales Charge)—Amounts Not Subject to Surrender Charge.”)

(3)  We waive the transfer processing fee for the first twelve transfers during a Contract Year. Currently, we may assess a charge of $10 for the thirteenth and each subsequent transfer during a Contract Year.

(4)  We may assess a charge of up to $25 for each Illustrative Report you request after the Contract Date.

The next table describes the fees and expenses that you will pay periodically during the time that you own your Contract, not including Fund fees and expenses.

Periodic Charges	Guaranteed Maximum Charge	Current Charge
Annual Administrative Charge(5)	$45	$30
Separate Account Annual Expenses (as a percentage of average variable accumulated value)
Mortality and Expense Risk Charge	1.40%	1.20%
Total Separate Account Annual Expenses	1.40%	1.20%
Optional Retirement Security Rider Charge(6) (as a percentage of Accumulated Value)	0.75%	0.50%
Optional Guaranteed Minimum Death Benefit Endorsement Charge(6) (as a percentage of Accumulated Value)	0.20%	0.20%
Optional Incremental Death Benefit Rider Charge(6) (as a percentage of Accumulated Value)	0.30%	0.20%
Total Separate Account Annual Expenses and Optional Retirement Security Rider Charge (as a percentage of average variable accumulated value)(7)	2.15%	1.70%

(5)  We currently deduct an annual administrative charge of $30 on the Contract Date and on each Contract Anniversary prior to the Annuitization Date.

(6)  We deduct the charges for the Retirement Security Rider, Guaranteed Minimum Death Benefit Endorsement and Incremental Death Benefit Rider on each Contract Anniversary. If you surrender the Contract prior to the Contract anniversary, we will deduct the charge for the Retirement Security Rider and Incremental Death Benefit Rider on a pro-rata basis. The Incremental Death Benefit Rider is not available under Qualified Contracts.

(7)  The Guaranteed Maximum Charge and Current Charge figures represent the sum of the Total Separate Account Annual Expenses and the Optional Retirement Security Rider Charge and assume that the Accumulated Value under the Contract has been allocated solely to the Subaccounts of the Account in accordance with the Growth Model Portfolio. See DESCRIPTION OF ANNUITY CONTRACT—Retirement Security Rider—Asset Allocation Model Portfolio, for information regarding the investment restrictions governing the use of the Retirement Security Rider.

The next table shows the minimum and maximum total operating expenses charged by any of the Investment Options for the fiscal year ended December 31, 2007. More detail concerning each Investment Option’s fees and expenses is contained in the prospectus for each Investment Option.

Annual Investment Option Operating Expenses(8)

(expenses that are deducted from Investment Option assets)(9)

	Minimum	Maximum
Total Annual Investment Option Operating Expenses (expenses that are deducted from Investment Option assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.35%	4.05%
Total Annual Investment Option Operating Expenses After Contractual Fee Waiver or Reimbursement(10)	0.35%	1.47%

(8)  Some Investment Options may impose a redemption fee of up to 2% of the amount withdrawn to deter frequent trading activity.

(9)   For certain Investment Options, certain expenses were reimbursed or fees waived during 2007. It is anticipated that these voluntary expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these arrangements and any contractual expense reimbursement and fee arrangements, total annual Investment Option operating expenses would have been:

	Minimum	Maximum
Total Annual Investment Option Operating Expenses (expenses that are deducted from Investment Option assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.35%	1.29%

(10)  The “Total Annual Investment Options Operating Expenses After Contractual Fee Waiver or Reimbursement” line in the above table shows the range of minimum and maximum fees and expenses based on the expenses of all Investment Options after taking into account contractual fee waiver or reimbursement arrangements. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Owners and will continue past the current year. Seven Investment Options currently have contractual reimbursement or fee waiver arrangements in place. See the “Annual Investment Option Operating Expenses” table beginning on page 5 for a description of the fees and expenses charged by each of the Investment Options available under the Contract as well as any applicable contractual fee waiver or reimbursement arrangements.

.

(5)  Service Class Shares were not offered until May 1, 2008. Other Expenses are based on estimated amounts for the current fiscal year.

(6)  Total expenses were lower than those shown because a portion of the brokerage commissions that the Fund paid was used to reduce the Fund’s expenses, and/or because through arrangements with the Fund’s custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the Fund’s custodian expenses. Including these reductions, total expenses would have been: Contrafund Portfolio 0.89%, Growth Portfolio 0.89% and Mid Cap Portfolio 0.90%. This arrangement may be discontinued by the Fund’s manager at any time.

(7)  Management fees for the Fund have been reduced to 0.10%, and total Fund expenses are limited to 0.35% (these limits do not apply to interest, taxes, brokerage commissions, securities lending fees or extraordinary expenses). This expense limit may not be increased without approval of the Fund’s shareholders and board of trustees. Thus, the expense limit is required by contract and is not voluntary on the Fund manager’s part.

(8)  The Fund’s manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the “acquired fund” in this case) to the extent of the Fund’s fees and expenses of the acquired fund. This reduction is required by the Fund’s Board of Trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.

(9)   The Fund administration fee is paid indirectly through the management fee.

(10)  “Other Expenses” have been calculated based on the actual amounts incurred in the most recent fiscal year.

(11)  JPMorgan Investment Advisors, Inc. and JPMorgan Investment Management, Inc. have contractually agreed to waive fees and/or reimburse expenses to the extent that total annual operating expenses (excluding acquired fund fees and expenses, dividend expenses related to short sales, interest, taxes and extraordinary expenses and expenses related to the Board of Trustees’ deferred compensation plan) exceed 0.90% of the average daily net assets of the Class 1 Shares of the Diversified Mid Cap Growth Portfolio, Intrepid Mid Cap Portfolio and Intrepid Growth Portfolio; and 1.28% of the average daily net assets of the Class 2 Shares of the Small Cap Equity Portfolio, through April 30, 2009. Without the acquired fund fees and expenses, the total expenses (before contractual fee waivers and reimbursements) of the Class 2 Shares of the Small Cap Equity Portfolio would have been 4.04% and total expenses (after contractual fee waivers and reimbursements) of the Class 2 Shares of the Small Cap Equity Portfolio would have been 1.28% of the average daily net assets.

(12)  “Acquired Fund Fees and Expenses” are based on the allocation of the Portfolio’s assets among the acquired funds calculated on a daily basis through the Portfolio’s last fiscal year end. This amount reflects the allocation only through the fiscal year ending December 31, 2007. “Acquired Fund Fees and Expenses” will vary with changes in the expenses of the Acquired Funds as well as allocation of the Portfolio’s assets and may be higher or lower than those shown.

(13)  The total expenses included in the fee table do not correlate to the ratio of expenses to average net assets in the Financial Highlights section of the prospectus for the Investment Option. The Financial Highlights reflect only the operating expenses of the Portfolio and do not include acquired fund fees and expenses.

(14)  Total operating expenses, exclusive of acquired fund fees and expenses, in excess of 1.45% for Class F Shares of the EAFE International Index Portfolio are paid by the Adviser, pursuant to a contractual limit in the advisory agreement. The Fund’s adviser has voluntarily agreed to waive its fees and/or reimburse expenses of the Portfolio, to the extent necessary, to limit all expenses exclusive of acquired fund fees and expenses to 1.15% for Class F Shares of the average daily net assets of the Portfolio until May 1, 2009.

(15)  Total annual Investment Option expenses are an all-inclusive fee and pay for investment management services and ordinary, recurring operating expenses, but does not cover interest, taxes, brokerage, non-recurring or extraordinary items. The fee is based on fund average daily net assets and is calculated and accrued daily.

(16)  The Portfolio is required to reduce its management fee by the amount of expenses incurred as a result of the Portfolio’s investments in other T. Rowe Price mutual funds. Including this reduction, the Portfolio’s actual expenses for fiscal year 2007 were 0.88%. The reduction will vary with the amount invested in other T. Rowe Price mutual funds.

Examples

The examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Owner transaction expenses, the annual administrative charge, mortality and expense risk fees, Investment Option fees and expenses, the Guaranteed Minimum Death Benefit Endorsement charge, the Incremental Death Benefit Rider charge and the Retirement Security Rider charge.

Each example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year.(1)

Example 1

The first example immediately below assumes the maximum fees and expenses of any of the Investment Options as set forth in the Total Annual Investment Option Operating Expenses tables and that you have elected the Guaranteed Minimum Death Benefit Endorsement, the Incremental Death Benefit Rider and the Retirement Security Rider. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1.  If you surrender your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$1,015	$2,286	$3,411	$6,077

2.  If you annuitize at the end of the applicable time period and elect fixed annuity settlement option 2 or 4 with a one-year annuity payment period(2):

1 Year	3 Years	5 Years	10 Years
$1,015	$2,198	$3,326	$6,077

3.  If you do not surrender your Contract or you annuitize at the end of the applicable time period and elect fixed annuity settlement options 1, 3 or 5, or a variable annuity settlement option:

1 Year	3 Years	5 Years	10 Years
$301	$1,668	$2,985	$6,077

Example 2

The second example immediately below assumes the minimum fees and expenses of any of the Investment Options as set forth in the Total Annual Investment Option Operating Expenses tables and that you have elected the Guaranteed Minimum Death Benefit Endorsement, the Incremental Death Benefit Rider and the Retirement Security Rider. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1.  If you surrender your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$911	$1,516	$2,018	$3,322

2.  If you annuitize at the end of the applicable time period and elect fixed annuity settlement option 2 or 4 with a one-year annuity payment period(2):

1 Year	3 Years	5 Years	10 Years
$911	$1,420	$1,917	$3,322

3.  If you do not surrender your Contract or you annuitize at the end of the applicable time period and elect fixed annuity settlement options 1, 3 or 5, or a variable annuity settlement option:

1 Year	3 Years	5 Years	10 Years
$189	$840	$1,516	$3,322

(1)  The expense examples take into account Investment Option fee waiver and expense reimbursement arrangements only for a one year period.

Example 3

The third example immediately below assumes the maximum fees and expenses of any of the Investment Options as set forth in the Total Annual Investment Option Operating Expenses tables and that you did not elect the Guaranteed Minimum Death Benefit Endorsement, the Incremental Death Benefit Rider or the Retirement Security Rider. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1.  If you surrender your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$1,015	$2,064	$2,993	$5,279

2.  If you annuitize at the end of the applicable time period and elect fixed annuity settlement option 2 or 4 with a one-year annuity payment period(2):

1 Year	3 Years	5 Years	10 Years
$1,015	$1,974	$2,904	$5,279

3.  If you do not surrender your Contract or you annuitize at the end of the applicable time period and elect fixed annuity settlement options 1, 3 or 5, or a variable annuity settlement option:

1 Year	3 Years	5 Years	10 Years
$301	$1,429	$2,545	$5,279

Example 4

The fourth example immediately below assumes the minimum fees and expenses of any of the Investment Options as set forth in the Total Annual Investment Option Operating Expenses tables and that you did not elect the Guaranteed Minimum Death Benefit Endorsement, the Incremental Death Benefit Rider or the Retirement Security Rider. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1.  If you surrender your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$911	$1,278	$1,533	$2,180

2.  If you annuitize at the end of the applicable time period and elect fixed annuity settlement option 2 or 4 with a one-year annuity payment period(2):

1 Year	3 Years	5 Years	10 Years
$911	$1,179	$1,427	$2,180

3.  If you do not surrender your Contract or you annuitize at the end of the applicable time period and elect fixed annuity settlement options 1, 3 or 5, or a variable annuity settlement option:

1 Year	3 Years	5 Years	10 Years
$189	$585	$1,006	$2,180

(2)  Selection of an annuity payment period with a duration of greater than one year would result in lower one-, three- and five-year expense figures. In calculating the surrender charge that would apply in the case of annuitization under fixed payment option 2 or 4, the Company will add the number of years for which payments will be made under the annuity payment option selected to the number of Contract Years since the Contract Date to determine the Contract Year in which the surrender occurs for purposes of determining the surrender charge percentage that would apply upon annuitization.

The GMAB Option guarantees a minimum Accumulated Value at the end of a specified waiting period. The waiting period is ten years, beginning on the Contract Date and ending on the tenth Contract Anniversary or GMAB Maturity Date. The GMAB Option provides a one-time adjustment to your Accumulated Value, known as a Guaranteed Accumulation Payment, if your Accumulated Value on the GMAB Maturity Date is less than the Guaranteed Accumulation Amount. Only premium payments made during the first 120 days beginning on the Contract Date (“GMAB Eligibility Period”) are included in the Guaranteed Accumulation Amount and credited with a rate of interest we specify, the “GMAB Annual Rate.” Any additional premiums payments made after the GMAB Eligibility Period are not included in the Guaranteed Accumulation Amount. Thus, the GMAB Option may not be appropriate for you if you plan to make substantial premium payments under the Contract after the GMAB Eligibility Period. However, the GMAB Option may offer you protection if your Accumulated Value declines during the first ten Contract years.

You may only elect the RS Rider at the time you purchase the Contract. Once you elect the Rider, you may not later remove the Rider. (The RS Rider may not be available in all states. A registered representative can provide information on the availability of the Rider.) Upon election of the Rider, you must choose either the GMIB Option or the GMAB Option in the application for the Contract. You may change the benefit option you selected prior to the GMAB Maturity Date. However, you may only change the benefit option you selected once in the 60 days immediately prior to the GMAB Maturity Date. The selection you make in the 60 days immediately prior to the GMAB Maturity Date cannot be changed.

There are several important points you should consider before purchasing the RS Rider:

•

You may never need to rely upon either the GMIB Option or the GMAB Option. The annuity rates guaranteed by the GMIB Option are based on conservative actuarial factors. These guaranteed annuity rates may be lower than the then-current annuity rates that are available when you choose to annuitize. You are not required to exercise the GMIB Option upon annuitization and may instead choose the then-current annuity rates. Likewise under the GMAB Option, the GMAB Annual Rate we credit is based on conservative investment assumptions and may not exceed the investment performance of the Investment Options in which you are invested. On the GMAB Maturity Date, the Guaranteed Accumulation Amount may not exceed your Accumulated Value. The charges you have paid under the RS Rider will not be refunded even if no benefit is paid under either the GMIB Option or GMAB Option.

•

There is a ten year waiting period that must expire before you can exercise either the GMIB Option or the GMAB Option. If you select the GMIB Option and choose to annuitize before the ten year waiting period concludes, you will lose the benefits of the RS Rider, and the charges you have paid under the Rider will not be refunded. For this reason, you should not elect the GMIB Option under a Qualified Contract if you are over age 60 at issue and may need to annuitize the Contract at age 70½ to meet required minimum distribution rules under Federal income tax law. Consult a tax adviser before purchasing the RS Rider in connection with a qualified Contract.

•

If you make withdrawals, the level of payments guaranteed by the RS Rider under either the GMIB Option or GMAB Option will decrease. Therefore, the RS Rider may not be appropriate for you if you expect that you may need to take significant withdrawals under the Contract. You should generally not purchase the RS Rider under a Qualified Contract if you are over age 60 at issue and may need to take withdrawals from the Contract at 70½ to meet required minimum distribution rules under Federal income tax law. Consult a tax adviser before purchasing the RS Rider in connection with a qualified Contract.

•

If you elect to purchase the RS Rider, you may not later remove the Rider. In other words, the RS Rider charge will continue to be deducted for the life of the Contract unless the Rider terminates, as described below.

•

If you elect the RS Rider, you may only allocate your premium payments and Accumulated Value in accordance with the Growth Model Portfolio. This model portfolio seeks to provide growth while avoiding excessive risk. If you are seeking a more or less aggressive growth strategy or a strategy that emphasizes current income, the Subaccount allocations of the Growth Model Portfolio required for participation in the RS Rider are probably not appropriate for you.

GMIB Option.  For the GMIB Option to be available, the age of all Owners and the Annuitant(s) on the Contract Date must be less than 76. If the GMIB Option is in effect, at any time after the GMAB Maturity Date, you may exercise the Option. Upon exercise, we will apply the Income Base to your choice of either fixed annuity settlement option 3 (Lifetime Payment Option) or 5 (Joint Lifetime Payment Option), thus determining your monthly GMIB Payment. In the event that you would receive a higher monthly payment by applying your total Accumulated Value to the then-current annuity settlement option rates applicable to the Contract, we will pay you this higher amount instead of the GMIB Payment.

On the Contract Date, we will set the Income Base equal to your initial premium payment. The Income Base will then vary based on additional premium payments and withdrawals. At any point in time, the Income Base will be equal to:

•

the sum total of each premium payment, accumulated at an annual effective interest rate of 3.00% through the Contract Anniversary immediately preceding your 86th birthday, and at 0.00% thereafter, less

•

the sum total of each partial withdrawal reduction for any partial withdrawals accumulated at an annual effective interest rate of 3.00% through the Contract Anniversary immediately preceding your 86th birthday, and at 0.00% thereafter.

If the Contract is owned by joint Owners, the age of the older Owner will be used in determining the interest credited to the Income Base.

For more information on the operation of the GMIB Option, please refer to the examples in Appendix A.

GMAB Option.  If the GMAB Option is in effect on the GMAB Maturity Date and your Accumulated Value, after the deduction of the RS Rider Charge, is less than the Guaranteed Accumulation Amount, we will make a one-time adjustment to your Accumulated Value, the Guaranteed Accumulation Payment, to increase your Accumulated Value to the Guaranteed Accumulation Amount. We will allocate the Guaranteed Accumulation Payment to the Subaccounts in which you are invested according to the Growth Model Portfolio as described below. If your Accumulated Value, after the deduction of the RS Rider Charge, is greater than the Guaranteed Accumulation Amount, no Guaranteed Accumulation Payment will be payable. In either case, the RS Rider will terminate on the GMAB Maturity Date and we will no longer deduct the RS Rider Charge.

On the Contract Date, we will set the Guaranteed Accumulation Amount equal to your initial premium payment. The Guaranteed Accumulation Amount will then vary based on additional premium payments you make during the GMAB Eligibility Period and withdrawals. At any point in time, the Guaranteed Accumulation Amount Base will be equal to:

•	the sum total of each premium payment we received during the GMAB Eligibility Period, less

•	the sum total of each partial withdrawal reduction for any partial withdrawals

Any premium payments made after the GMAB Eligibility Period will not increase the Guaranteed Accumulation Amount.

If the GMAB Option is in effect and there is no Accumulated Value under the Contract, other than as a result of withdrawals taken under the Contract or the application of the entire Accumulated Value to an annuity settlement option, the Contract will remain inforce through the GMAB Maturity Date at which time we will credit any applicable Guaranteed Accumulation Value. The RS Rider will terminate at that time.

For more information on the operation of the GMAB Option, please refer to the examples in Appendix A.

Asset Allocation Model Portfolio.  If you elect the RS Rider, you will be limited to allocating your premium payments and Accumulated Value in accordance with the Growth Model Portfolio that seeks to provide growth while avoiding excessive risk. If you are seeking a more or less aggressive growth strategy or a strategy that emphasizes current income, the Subaccount allocations of the Growth Model Portfolio required for participation in the RS Rider are probably not appropriate for you. A more detailed description of the Growth Model Portfolio is available in a separate brochure that describes the Asset Allocation Program. (See “DESCRIPTION OF ANNUITY CONTRACT— Asset Allocation Program.”) Your registered representative can provide you with the brochure for the Asset Allocation Program.

We will automatically rebalance your Accumulated Value annually to restore your allocations to the target allocations recommended in the Growth Model Portfolio. If you instruct us to allocate premium payments or Accumulated Value, or to take partial withdrawals in a manner that is not consistent with the Growth Model Portfolio (a “Prohibited Allocation Instruction”), we will terminate the RS Rider. A Prohibited Allocation Instruction includes:

(1)	allocating a premium payment or Accumulated Value outside the target allocations of the Growth Model Portfolio; (2) transferring Accumulated Value outside the target allocations of the Growth Model Portfolio; and (3) terminating the rebalancing of your Accumulated Value.

The target allocations of the Growth Model Portfolio may vary from time to time in response to market conditions and changes in the Investment Options underlying the Subaccounts in the Growth Model Portfolio. If changes are made to the Growth Model Portfolio, then the Company will notify Owners who have elected the RS Rider of the changes to occur in the Growth Model Portfolio. Owners who do wish to revise their investment allocations based on the changes to the Growth Model Portfolio do not need to take any action. Owners who do not wish to change their then-current investment allocations must provide the Company with Written Notice of their intention within 30 days of receipt of notice from the Company of changes to be made to the Growth Model Portfolio. If you do not affirmatively opt-out of the changes to the Growth Model Portfolio, then your investment allocations will be revised in accordance with the changes in the Growth Model Portfolio. If you opt-out of the changes to be made to the Growth Model Portfolio, the RS Rider will terminate.

We do not guarantee Accumulated Value or the performance of any Investment Option or the Growth Model Portfolio.

Partial Withdrawal Reduction.  A partial withdrawal reduction represents a reduction in either the Income Base for the GMIB Option or the Guaranteed Accumulation Amount for the GMAB Option that is in proportion to the reduction in Accumulated Value resulting from the partial withdrawal (even if the partial withdrawal is a required minimum distribution under a Qualified Contract.). For each partial withdrawal you make, we will calculate the partial withdrawal reduction using the following formula: “A” multiplied by “B” divided by “C” where:

•	“A” is the Income Base immediately prior to the withdrawal if the GMIB Option is in effect or the Guaranteed Accumulation Amount if the GMAB Option is in effect,

APPENDIX A

Retirement Security Rider Examples

Examples for Guaranteed Minimum Income Benefit (“GMIB”) Option

The following examples demonstrate, on a purely hypothetical basis, the operation of the GMIB Option.

Example 1:  Setting of Initial Values

The values shown are based on the following assumptions:

Owner age at issue = 60

Annuitant = Same as Owner

Initial premium payment = $100,000

No additional premium payments are made

No withdrawals are taken

Fixed Annuity Settlement Option 3 (Lifetime Payment Option) chosen

Contract Year (beginning of year)	Premium Payment	Withdrawal	Accumulated Value	Income Base	Monthly Income Benefit
1	$100,000	$0	$100,000	$100,000	$0

On the Contract Date, the Income Base is equal to the initial premium payment.

Example 2:  Decline in Accumulated Value

The values shown are based on the following assumptions:

Owner age at issue = 60

Annuitant = Same as Owner

Initial premium payment = $100,000

No additional premium payments are made

No withdrawals are taken

Fixed Annuity Settlement Option 3 (Lifetime Payment Option) chosen

Each Contract Year, Accumulated Value is increased by 3.5%, except Contract Year 8 where Accumulated Value is decreased by 30%.

Contract Year (end of year)	Age	Premium Payment	Withdrawal	Accumulated Value	Income Base	Monthly Income Benefit Based on Accumulated Value	Monthly Income Benefit Based on Income Base
1	61	$100,000	$0	$103,500	$103,000	$0	$0
2	62			$107,123	$106,090	$0	$0
3	63			$110,872	$109,273	$0	$0
4	64			$114,752	$112,551	$0	$0
5	65			$118,769	$115,927	$0	$0
6	66			$122,926	$119,405	$0	$0
7	67			$127,228	$122,987	$0	$0
8	68			$89,060	$126,677	$0	$0
9	69			$92,177	$130,477	$0	$0
10	70			$95,403	$134,392	$636	$896

•	On the Contract Date, the Income Base is equal to the initial premium payment.

•	Each Contract Year, the Income Base is increased by 3%.

•

At the end of the tenth Contract Year, the GMIB Option can be exercised and minimum fixed monthly payments may begin. In the Monthly Income Benefit column we show that $896 is the monthly payment that would be received assuming a male age 70 applied the Income Base of $134,392 to a lifetime option with fixed payments.

Example 3:  Impact of a Partial Withdrawal

The values shown are based on the following assumptions:

Owner age at issue = 60

Annuitant = Same as Owner

Initial premium payment = $100,000

No additional premium payments are made

Fixed Annuity Settlement Option 3 (Lifetime Payment Option) chosen

Each Contract Year, Accumulated Value is increased by 3.5%, except Contract Year 8 where Accumulated Value is decreased by 30%.

Contract Year (end of year)	Age	Premium Payment	Withdrawal	Accumulated Value	Income Base	Monthly Income Benefit Based on Accumulated Value	Monthly Income Benefit Based on Income Base
1	61	$100,000	$0	$103,500	$103,000	$0	$0
2	62		$0	$107,123	$106,090	$0	$0
3	63		$0	$110,872	$109,273	$0	$0
4	64		$0	$114,752	$112,551	$0	$0
5	65		$10,000	$108,769	$106,167	$0	$0
6	66		$0	$112,576	$109,352	$0	$0
7	67		$0	$116,516	$112,632	$0	$0
8	68		$0	$81,561	$116,011	$0	$0
9	69		$0	$84,416	$119,491	$0	$0
10	70		$0	$87,370	$123,076	$583	$821

•	On the Contract Date, the Income Base is equal to the initial premium payment.

•	Each Contract Year, the Income Base is increased by 3%.

•	A partial withdrawal of $10,000 is taken in the fifth Contract Year. The Income Base is reduced in direct proportion to the reduction in Accumulated Value.

•	The Accumulated Value is reduced by the amount of the partial withdrawal.

•

At the end of the tenth Contract Year, the GMIB Option can be exercised and minimum fixed monthly payments may begin. The Monthly Income Benefit of $821 is the monthly payment that would be received by applying the Income Base of $123,076 to a lifetime settlement option with fixed payments for a male age 70.

Examples for Guaranteed Minimum Accumulation Benefit (“GMAB”) Option

The following examples demonstrate, on a purely hypothetical basis, the operation of the GMAB Option.

Example 1:  Setting of Initial Values

The values shown are based on the following assumptions:

Annuitant = Same as Owner

Initial premium payment = $100,000

No additional premium payments are made

No withdrawals are taken

Contract Year (beginning of year)	Premium Payment	Withdrawal	Accumulated Value	Guaranteed Accumulation Amount
1	$100,000	$0	$100,000	$100,000

On the Contract Date, the Guaranteed Accumulation Amount is equal to the initial premium payment. The Guaranteed Accumulation Amount will be increased by any additional premium payments received in the first 120 days beginning on the Contract Date.

Example 2:  Decline in Accumulated Value

The values shown are based on the following assumptions:

Annuitant = Same as Owner

Initial premium payment = $100,000

No additional premium payments are made

No withdrawals are taken

Each Contract Year, Accumulated Value is increased by 3.5%, except Contract Year 8 where Accumulated Value is decreased by 30%.

Contract Year (end of year)	Premium Payment	Withdrawal	Accumulated Value	Guaranteed Accumulation Amount	Guaranteed Accumulation Payment
1	$100,000	$0	$103,500	$100,000	$0
2			$107,123	$100,000	$0
3			$110,872	$100,000	$0
4			$114,752	$100,000	$0
5			$118,769	$100,000	$0
6			$122,926	$100,000	$0
7			$127,228	$100,000	$0
8			$89,060	$100,000	$0
9			$92,177	$100,000	$0
10			$95,403	$100,000	$4,597

•	On the Contract Date, the Guaranteed Accumulation Amount is equal to the initial premium payment of $100,000.

•

At the end of the tenth Contract Year, the Accumulated Value is less than the Guaranteed Accumulation Amount. The Accumulated Value is increased by $4,597, the amount of the Guaranteed Accumulation Payment.

Example 3:  Impact of a Partial Withdrawal

The values shown are based on the following assumptions:

Annuitant = Same as Owner

Initial premium payment = $100,000

No additional premium payments are made

Each Contract Year, Accumulated Value is increased by 3.5%.

Contract Year (end of year)	Premium Payment	Withdrawal	Accumulated Value	Guaranteed Accumulation Amount	Guaranteed Accumulation Payment
1	$100,000	$0	$103,500	$100,000	$0
2		$0	$107,123	$100,000	$0
3		$0	$110,872	$100,000	$0
4		$0	$114,752	$100,000	$0
5		$10,000	$108,769	$91,580	$0
6		$0	$112,576	$91,580	$0
7		$0	$116,516	$91,580	$0
8		$0	$120,594	$91,580	$0
9		$0	$124,815	$91,580	$0
10		$0	$129,183	$91,580	$0

•	On the Contract Date, the Guaranteed Accumulation Amount is equal to the initial premium payment of $100,000.

•	A partial withdrawal of $10,000 is taken in year five.

•	As a result of the partial withdrawal, the Guaranteed Accumulation Amount is reduced in direct proportion to the reduction in Accumulated Value for the partial withdrawal.

•

At the end of the tenth Contract Year, the Accumulated Value is greater than the Guaranteed Accumulation Amount. There is no Guaranteed Accumulation Payment and the Accumulated Value remains unchanged.

APPENDIX B

Calculating Variable Annuity Payments

The following chart has been prepared to show how investment performance could affect variable annuity payments over time. It illustrates the variable annuity payments under a supplemental agreement issued in consideration of proceeds from a Non-Qualified Contract. The chart illustrates certain variable annuity payments under five hypothetical rate of return scenarios. Of course, the illustrations merely represent what such payments might be under a hypothetical supplemental agreement issued for proceeds from a hypothetical Contract.

What the Chart Illustrates.  The chart illustrates the first monthly payment in each of 25 years under a hypothetical variable payment supplemental agreement issued in consideration of proceeds from a hypothetical Non-Qualified Contract assuming a different hypothetical rate of return for a single Subaccount supporting the agreement. The chart assumes that the first monthly payment in the initial year shown is $1,000.

Hypothetical Rates of Return.  The variable annuity payments reflect five different assumptions for a constant investment return before fees and expenses: 0.00%, 3.04%, 6.08%, 9.04%, and 12.00%. Net of all expenses, these constant returns are: (2.08)%, 0.96%, 4.00%, 6.96%, and 9.92%. The first variable annuity payment for each year reflects the 4% Assumed Interest Rate net of all expenses for the Subaccount (and the underlying Funds) pro-rated for the month shown. Fund management fees and operating expenses are assumed to be at an annual rate of 0.88% of their average daily net assets. This is the average of Fund expenses shown in the Annual Investment Option Expenses table beginning on page 5. The mortality and expense risk charge is assumed to be at an annual rate of 1.20% of the illustrated Subaccount’s average daily net assets.

The first monthly variable annuity payments depicted in the chart are based on a hypothetical settlement option agreement and hypothetical investment results and are not projections or indications of future results. The Company does not guarantee or even suggest that any Subaccount, Contract or agreement issued by it would generate these or similar monthly payments for any period of time. The chart is for illustration purposes only and does not represent future variable annuity payments or future investment returns. The first variable annuity payment in each year under an actual settlement option agreement issued in connection with an actual Contract will be more or less than those shown if the actual returns of the Subaccount(s) selected by the Owner are different from the hypothetical returns. Because a Subaccount’s investment return will fluctuate over time, variable annuity payments actually received by a payee will be more or less than those shown in this illustration. Also, in an actual case, the total amount of variable annuity payments ultimately received will depend upon the settlement option selected and the life of the payee. See the Prospectus section titled “SETTLEMENT OPTIONS—Election of Settlement Options and Annuity Payments.”

Assumptions on Which the Hypothetical Settlement Option Agreement and Contract are Based.  The chart reflects a hypothetical supplemental agreement and Contract. These, in turn, are based on the following assumptions:

•	The hypothetical Contract is a Non-Qualified Contract

•	The supplemental agreement is issued in consideration of proceeds from the hypothetical Contract

•	The proceeds applied under the agreement represent the entire Net Accumulated Value of the Contract and are allocated to a single Subaccount

•	The single Subaccount has annual constant rates of return before fees and expenses of 0.00%, 3.04%, 6.08%, 9.04%, and 12.00%

•	Assumed Interest Rate is 4% per year

•	The payee elects to receive monthly variable annuity payments

•	The proceeds applied to the purchase of annuity units as of the effective date of the agreement under the annuity settlement option selected results in an initial variable annuity payment of $1,000

For a discussion of how an Owner or payee may elect to receive monthly, quarterly, semi-annual or annual variable annuity payments, see “SETTLEMENT OPTIONS.”

Assumed Interest Rate.  Among the most important factors that determines the amount of each variable annuity payment is the Assumed Interest Rate. Under supplemental agreements available as of the date of this Prospectus, the Assumed Interest Rate is 4%. Variable annuity payments will increase in size from one annuity payment date to the next if the annualized net rate of return during that time is greater than the Assumed Interest Rate, and will decrease if the annualized net rate of return over the same period is less than the Assumed Interest Rate. (The Assumed Interest Rate is an important component of the net investment factor.) For a detailed discussion of the Assumed Interest Rate and net investment factor, see “SETTLEMENT OPTIONS.”

The $1,000 Initial Monthly Variable Annuity Payment.  The hypothetical supplemental agreement has an initial monthly variable annuity payment of $1,000. The dollar amount of the first variable annuity payment under an actual agreement will depend upon:

•	the amount of proceeds applied

•	the annuity settlement option selected

•	the annuity purchase rates in the supplemental agreement on the effective date

•	the Assumed Interest Rate under the supplemental agreement on the effective date

•	the age of the payee

•	in most cases, the sex of the payee

For each column in the chart, the entire proceeds are allocated to a Subaccount having a constant rate of return as shown at the top of the column. However, under an actual settlement option agreement, proceeds are often allocated among several Subaccounts. The dollar amount of the first variable annuity payment attributable to each Subaccount is determined under an actual agreement by dividing the dollar value of the proceeds applied to that Subaccount as of the effective date by $1,000, and multiplying the result by the annuity purchase rate in the agreement for the settlement option selected. The amount of the first variable annuity payment is the sum of the first payments attributable to each Subaccount to which proceeds were allocated. For a detailed discussion of how the first variable annuity payment is determined, see “SETTLEMENT OPTIONS.” For comparison purposes, hypothetical monthly fixed annuity payments are shown in the column using a 4% net Assumed Interest Rate.

Initial Monthly Payments for Each Year Shown,

Assuming a Constant Rate of Return under Alternative Investment Scenarios

Contract Year	0.00% Gross –2.08% Net	3.04% Gross 0.96% Net	6.08% Gross 4.00% Net	9.04% Gross 6.96% Net	12.00% Gross 9.92% Net
1	1,000	1,000	1,000	1,000	1,000
2	942	971	1,000	1,028	1,057
3	886	942	1,000	1,058	1,117
4	835	915	1,000	1,088	1,181
5	786	888	1,000	1,119	1,248
6	740	862	1,000	1,151	1,319
7	697	837	1,000	1,183	1,394
8	656	812	1,000	1,217	1,473
9	618	789	1,000	1,252	1,557
10	581	766	1,000	1,287	1,646
11	547	743	1,000	1,324	1,740
12	515	722	1,000	1,362	1,839
13	485	700	1,000	1,400	1,943
14	457	680	1,000	1,440	2,054
15	430	660	1,000	1,481	2,171
16	405	641	1,000	1,523	2,294
17	381	622	1,000	1,567	2,425
18	359	604	1,000	1,611	2,563
19	338	586	1,000	1,657	2,709
20	318	569	1,000	1,704	2,863
21	300	552	1,000	1,753	3,026
22	282	536	1,000	1,803	3,198
23	266	521	1,000	1,854	3,380
24	250	505	1,000	1,907	3,573
25	236	491	1,000	1,961	3,776

September 26,2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

Re:	Post-Effective Amendment No. 9
To the Form N-4 Registration Statement
For COUNTRY Investors Variable Annuity Account
File Numbers 333-104424 and 8 11-21330

Dear Commissioners:

COUNTRY Investors Life Assurance Company (the “Company”), on its own behalf and on behalf of COUNTRY Investors Variable Annuity Account (the “Account”), provides this letter to the Securities and Exchange Commission (the “Commission”) in response to one of the comments provided by the Commission staff on September 9, 2008, with respect to Post-Effective Amendment No. 8 to the Account’s registration statement.

The Company acknowledges that:

•

Commission staff comments or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing;

•	the Company, on behalf of the Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•

the Company, on behalf of the Account, may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at 309-557-2017 or Thomas E. Bisset at 202-383-01 18.

Very truly yours,

/s/ James M. Jacobs

James M. Jacobs

General Counsel, Secretary & Chief Legal Officer

COUNTRY Investors Life Assurance Company

cc:	Thomas E. Bisset

[Sutherland Letterhead]

THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sutherland.com

September 25, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 9
To the Form N-4 Registration Statement
For COUNTRY Investors Variable Annuity Account
File Numbers 333-104424 and 811-21330

Commissioners:

On behalf of COUNTRY Investors Life Assurance Company (the “Company”), on its own behalf and on behalf of COUNTRY Investors Variable Annuity Account (the “Account”), we have attached for filing Post-Effective Amendment No. 9 (the “Amendment”) to the Account’s registration statement on Form N-6.

The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 primarily for purposes of responding to comments received from the staff of the Securities and Exchange Commission (the “SEC staff”) on Post-Effective Amendment No. 8 to the Account’s registration statement. The Amendment also reflects routine and clarifying changes. As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).

The following paragraphs provide the Company’s response to oral comments received by counsel to the Company from Ms. Alison White of the SEC staff on September 9, 2008. For the SEC staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows.

1.	Comment: On page 3 of the prospectus, please add a new row to the Periodic Charges table that shows total separate account annual expenses including expenses for the most expensive optional rider.

U.S. Securities and Exchange Commission

September 25, 2008

Response: In response to the SEC staff comment, the Company has added a row to the Periodic Charges table reflecting the sum of the Total Separate Account Annual Expenses and the Optional Retirement Security Rider Charge, the charge for the most expensive rider. The Company also added a footnote to the subject row which reads as follows:

The Guaranteed Maximum Charge and Current Charge figures represent the sum of the Total Separate Account Annual Expenses and the Optional Retirement Security Rider Charge and assume that the Accumulated Value under the Contract has been allocated solely to the Subaccounts of the Account in accordance with the Growth Model Portfolio. See “DESCRIPTION OF ANNUITY CONTRACT—Retirement Security Rider—Asset Allocation Model Portfolio,” for information regarding the investment restrictions governing the use of the Retirement Security Rider.

2.	Comment: Provide the SEC staff supplementally with the calculations used to determine the one year expense figure for each expense example on pages 8-9 of the prospectus. Please disclose in the expense example section of the prospectus whether the expense figures in the examples reflect expense reimbursement and fee waiver arrangements.

Response: In response to the SEC staff comment, the Company has revised the expense examples and included a footnote noting that expense examples take into account fee waivers and expense reimbursements only for a one year period.

3.	Comment: Highlight the last sentence in the first bullet on page 33 of the prospectus.

Response: The Company has complied with the SEC staff comment.

4.	Comment: Disclose whether the ten year waiting period described in the first sentence of the second bullet on page 33 of the prospectus also applies to the GMAB Option.

Response: The Company notes that the ten year waiting period applies to both the GMIB Option and the GMAB Option and has revised the subject disclosure accordingly.

5.	Comment: Please add a bullet on page 34 of the prospectus that describes the investment limitations associated with the Retirement Security Rider.

U.S. Securities and Exchange Commission

September 25, 2008

Response: In response to the SEC staff comment, the Company has added a bullet that describes the investment limitations associated with the Retirement Security Rider.

6.	Comment: Please include, either in the text or in an appendix to the prospectus, specific examples of how the GMAB and GMIB Options operate.

Response: In response to the SEC staff comment, the Company has added a new Appendix A, which sets forth examples that describe the operation of the GMAB and GMIB Options.

7.	Comment: Please provide Tandy representations in a separate letter filed as correspondence via EDGAR.

Response: The Company has provided the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence with the Amendment.

*    *    *

We believe that the Amendment is complete and responds to all SEC staff comments. If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at (202) 383-0118. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Thomas E. Bisset

Thomas E. Bisset

TEB/rad

Attachment

cc:	Allison White
Virginia Eves
Jennifer Morgan
Rachana Desai